Exhibit 99.1

NervGen Announces Proposed Public Offering of Securities

•	The Base Shelf Prospectus is, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

VANCOUVER, British Columbia – May 21, 2026 – NervGen Pharma Corp. (“NervGen” or the “Company") (NASDAQ: NGEN), a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury and other neurotraumatic and neurologic conditions, today announced that it has commenced an underwritten public offering of common shares and accompanying warrants to purchase common shares and, in lieu of common shares to certain investors, pre-funded warrants to purchase common shares and accompanying warrants to purchase common shares. The closing of the offering will be subject to customary closing conditions. All of the common shares, pre-funded warrants and accompanying common share warrants to be sold in the offering will be offered by NervGen.

The Company intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to advance NVG-291 through clinical studies and for general corporate and working capital purposes.

Leerink Partners and TD Cowen are acting as joint bookrunning managers for the offering.

The offering is being made pursuant to a prospectus supplement to an amended and restated short form base shelf prospectus dated December 15, 2025 (the “Base Shelf Prospectus”) filed in all of the provinces and territories of Canada and a shelf registration statement on Form F-10, as amended (File No. 333-292197) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2025, and became effective on January 7, 2026. The offering is being made in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the Registration Statement. The Base Shelf Prospectus is, and the prospectus supplement will be (within two business days from the date hereof) accessible on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement and the prospectus supplement can be, once filed, found on EDGAR at www.sec.gov. When available, copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to this offering may also be obtained, without charge, by contacting: Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com; or TD Securities Inc. at 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, by providing the contact with an email address or mailing address, as applicable.

The final terms of the offering will be disclosed in a final prospectus supplement filed with the SEC and in all of the provinces and territories of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NervGen

NervGen (NASDAQ: NGEN) is a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 has received Fast Track designation from the U.S. Food and Drug Administration and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and NervGen’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Such forward-looking statements and information herein include, but are not limited to, the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements, or any other future events or developments constitute forward-looking statements, and the words “may”, “will”, “would”, “should”, “could”, “expect”, “plan”, “intend”, “trend”, “indication”, “anticipate”, “believe”, “estimate”, “predict”, “likely” or “potential”, or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements also include, without limitation, implied and express statements about NervGen’s beliefs and expectations regarding: the timing and terms of the proposed public offering, the anticipated use of proceeds from the proposed public offering, and the possibility that the proposed public offering will be completed on the anticipated terms or at all. Forward-looking statements are based on estimates and assumptions made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: the accuracy of the Company’s financial projections; the Company obtaining positive results in its clinical and other trials; the Company obtaining necessary regulatory approvals; and general business, market and economic conditions. Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, a lack of revenue, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the “Risk Factors” section of the prospectus supplement and the Company’s Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the recently filed form 40-F available on the website of the SEC at www.sec.gov), including the management’s discussion & analysis for the year-ended December 31, 2025 and the quarter-ended March 31, 2026. All clinical development plans are subject to additional funding. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Huitt Tracey, Investors

htracey@nervgen.com

604.537.2094

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310